Contact

www.linkedin.com/in/dirk-jan-emmens-75a417 (LinkedIn)
www.bike-barn.nl (Company)

Top Skills

Telecommunications
Management Consulting
Change Management

Languages

English (Full Professional)
German (Professional Working)
French (Elementary)

Dirk Jan Emmens

Entrepreneur
Leusden, Utrecht, Netherlands

Summary

I love to create growth and to help people grow. I am situational sensitive, realistic creative and a strong believer in teamwork.

Experience

Ceban Pharmaceuticals
Member of the Supervisory Board
November 2022 - Present (8 months)
Breda, Noord-Brabant, Nederland

Clinias Dental Group
Member of the Supervisory Board
April 2022 - Present (1 year 3 months)
Breda, Noord-Brabant, Nederland

Bike-Barn bv
EV-angelist
November 2021 - Present (1 year 8 months)
Barneveld, Gelderland, Nederland

Infomedics
13 years 7 months

Advisor to the Board
January 2022 - Present (1 year 6 months)
Almere, Flevoland, Nederland

CEO Holding
November 2020 - December 2021 (1 year 2 months)
Almere, Flevoland, Nederland

CEO
December 2009 - November 2020 (11 years)
Almere Stad Area, Netherlands

Infomedics helps healthcare providers & institutions by reducing their administrative burden. We offer processing, billing, debtor management and factoring services.

To make a contribution to a more efficient and more responsible national healthcare system by reducing the cost of regulated billing and collection.

Spinn Inc.
Non Executive Board Member
May 2021 - April 2023 (2 years)
San Francisco, Californië, Verenigde Staten

Ziekenhuis Amstelland
Member of the Supervisory Board
March 2015 - March 2019 (4 years 1 month)
Amstelveen

E-Vizier B.V.
Non Executive Board Member
January 2015 - January 2016 (1 year 1 month)
Maartensdijk

E-vizier is een fris en dynamisch bedrijf, dat is gespecialiseerd in de diagnose en behandeling van dyslexie en lees- en spellingsproblemen. E-Vizier is in 2016 overgenomen door Opdidakt.

AMD Histoscanning s.a.
Chairman of the Board
September 2011 - September 2014 (3 years 1 month)

QAT Investments n.v.
Senior Partner
September 2003 - December 2009 (6 years 4 months)

Venture capital fund - early stage with investment focus on Technology Media & Telecom (TMT) and BPO services

Meucci Solutions
Non Executive Board Member
December 2005 - January 2008 (2 years 2 months)

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Education

Comenius Leergangen
De Comenius Wandeling · (September 2021 - November 2022)

Singularity University Palo Alto
 · (February 2019 - February 2019)

Erasmus University Rotterdam
Het Brein in de Boardroom · (2015 - 2016)

Nyenrode Business Universiteit
NCD-Nijenrode Commissarissencyclus 24 · (2011 - 2012)

Nyenrode Business Universiteit
Advanced Managment Program AMP 13 · (2000 - 2001)